10/31/03



03051636

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 10-29-03

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 53458

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western Growers Financial Services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17620 Fitch Street
(No. and Street)

Irvine (City) CA (State) 92614 (Zip Code)

PROCESSED
NOV 10 2003
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

600 Anton Blvd, # 700 (Address) Costa Mesa (City) CA (State) 92626-7651 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



SEC MAIL PROCESSING
RECEIVED
OCT 23 2003
WASH, D.C. 155 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF

OATH OR AFFIRMATION

I, Matthew D Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Growers Financial Services, as of September 16th, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA

Matthew D. Lewis
Signature

President
Title



JUNE E. MACK
Commission # 1421130
Notary Public - California
Orange County
My Comm. Expires Jun 28, 2007

June E. Mack
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(iii) He promptly transmits all funds and delivers all securities received in connection with his activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

(iv) Notwithstanding the foregoing, this rule shall not apply to any insurance company which is a registered broker-dealer, and which otherwise meets all of the conditions in clauses (A), (B) and (C) of this paragraph, solely by reason of its participation in transactions that are a part of the business of insurance, including the purchasing, selling or holding of securities for or on behalf of such company's general and separate accounts.

(2) The provisions of this rule shall not be applicable to a broker or dealer:

(i) who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (*name of the broker or dealer*)"; or

(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

(3) Upon written application by a broker or dealer, the Commission may exempt such broker or dealer from the provisions of this rule, either unconditionally or on specified terms and conditions, if the Commission finds that the broker or dealer has established safeguards for the protection of funds and securities of customers comparable with those provided for by this rule and that it is not necessary in the public interest or for the protection of investors to subject the particular broker or dealer to the provisions of this rule.

(l) *Delivery of Securities.* Nothing stated in this rule shall be construed as affecting the absolute right of a customer of a broker or dealer to receive in the course of normal business operations following demand made on the broker or dealer, the physical delivery of certificates for:

(1) Fully-paid securities to which he is entitled and,

(2) Margin securities upon full payment by such customer to the broker or dealer of his indebtedness to the broker or dealer; and, subject to the right of the broker or dealer under Section 220.7(b) of Regulation T to retain collateral for his own protection beyond the requirements of Regulation T, excess margin securities not reasonably required to collateralize such customer's indebtedness to the broker or dealer.

(m) *Completion of Sell Orders on Behalf of Customers.*

If a broker or dealer executes a sell order of a customer (other than an order to execute a sale of securities which the seller does not own) and if for any reason whatever the broker or dealer has not obtained possession of the securities from the customer within ten business days after the settlement date, the broker or dealer shall immediately thereafter close the transaction with the customer by purchasing securities of like kind and quantity: *Provided, however,* the term "customer" for the purpose of this paragraph (m) shall not include a broker or dealer who maintains a special omnibus account with another broker or dealer in compliance with Section 4(b) of Regulation T.



October 13, 2003

Judy Chang
Western Growers Financial Services, Inc.
1720 Fitch Street
Irvine, CA 92614

Dear Ms. Chang:

This acknowledges receipt of your June 30, 2003 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

A. Part III Facing Page
B. An Oath or Affirmation
C. Reference to the specific exemption from SEC Rule 15c3-3 the firm is claiming

Therefore, your submission cannot be considered to comply with the requirements of the Rule. The text of the Rule is reproduced in the NASD Manual under the section titled SEC Rules & Regulation T, and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of the items listed above to this office and the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please attend to this matter promptly. If you have any questions, please contact Carol K.S. Weiss, Senior Compliance Examiner at (213) 613-2635.

Sincerely,

Allissa Johnson
Supervisor


SEC MAIL PROCESSING
RECEIVED
OCT 23 2003
WASH. D.C. 155 SECTION

Enclosure

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